Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA —  JUNE 15, 2006

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.18 PER UNIT AND PROVIDES UPDATE FOR WINTER GAS CONTRACTS

CALGARY, ALBERTA (June 15, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.18 per unit in respect of June operations will be paid on July 17, 2006 for unitholders of record on June 30, 2006. The ex-distribution date is June 28, 2006.

Baytex has paid a monthly distribution of $0.18 per unit since January 2006. Prior to that, Baytex had maintained its monthly distributions at $0.15 per unit since its inception in September 2003. The Trust’s annualized cash distribution, based on the current payment, amounts to $2.16 per trust unit, and represents a cash-on-cash yield of approximately 9.7% per year based on the
June 14, 2006 closing price of $22.30 per trust unit.

Gas Contracts Update

The Trust has entered into the following natural gas physical sales contracts with third parties for the period November 1, 2006 through March 31, 2007:

Contract	Period	Volume	Price (C$/GJ)
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00	-	$10.15
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00	-	$9.50
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00	-	$9.45

These physical sale contracts will provide downside protection to Baytex’s cash flow while allowing for participation in the occurrence of a higher gas price environment.  Baytex will continue to monitor market developments and may enter into additional contracts for cash flow management purposes should it deem desirable.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by

Baytex Energy Trust

Press Release

June 15, 2006

Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca